United States securities and exchange commission logo





                           February 25, 2021

       Todd B. Parriott
       Chief Executive Officer
       Connect Invest II LLC
       2140 E. Pebble Road, Suite 150
       Las Vegas, Nevada 89123

                                                        Re: Connect Invest II
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed February 23,
2021
                                                            File No. 024-11466

       Dear Mr. Parriott:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A

       The Manager and Management Agreement, page 38

   1. Please provide an expanded response to prior comment 3 in our letter dated February 10,
                                                        2021 which explains
clearly how the management fee is determined. Provide an example calculation in your
response.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Todd B. Parriott
Connect Invest II LLC
February 25, 2021
Page 2

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameTodd B. Parriott
                                                           Division of
Corporation Finance
Comapany NameConnect Invest II LLC
                                                           Office of Real
Estate & Construction
February 25, 2021 Page 2
cc:       Kenneth Betts, Esq.
FirstName LastName